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March 31, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a press release of the Company, dated March 10, 2004, announcing the Company's successful completion of the issuance of three tranches under its Medium Term Note Program in the Mexican market for a total of Ps.2,160 million.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello /DJD

Vanessa Pupello

VP

Enclosure

dlw 4/5

Grupo Industrial Saltillo Successfully Completes Ps. 2.160 Million Offering Under its MTN Program in the Mexican Market

Saltillo, Mexico, March 10, 2004 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, announced today it has successfully completed the issuance of three tranches under its Medium Term Note Program (Certificados Bursatiles) in the Mexican market for a total of Ps.2,160 million.

This offering was part of a Ps.3,000 million Program filed with the Comision Nacional Bancaria de Valores in Mexico.

The three issuances were as follows:

The first tranche, for a total of Ps.822.5 million and a term of approximately three years, pays interest of 28-day TIIE days plus 70 basis points and was issued at a price of 99.134591.

The second tranche, for a total of Ps.830.0 million and a term of approximately seven years, pays interest equivalent to 182-day CETES plus 139 basis points and was issued at par value.

The third tranche, for a total of Ps.507.5 million and a term of approximately five years, pays a fixed interest rate of 9.10% per annum.

The three tranches received a local credit rating of "mxAA" by Standard & Poor's, S.A. and "AA(mex)" by Fitch México, S.A. de C.V.

GISSA will use the proceeds of this offering to pre-pay U.S. dollar denominated long-term banking debt.

The transaction was Lead by Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, part of Grupo Financiero Banamex.

The Medium Term Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is neither an offer to sell or a solicitation to buy the Notes.

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$637 million for fiscal year 2003, and EBITDA of US$112 million, representing a margin of 18% percent. The Metal and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and

Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

Grupo Industrial Saltillo Successfully Completes Ps. 2.160 Million Offering Under its MTN Program in the Mexican Market

Saltillo, Mexico, March 10, 2004 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, announced today it has successfully completed the issuance of three tranches under its Medium Term Note Program (Certificados Bursatiles) in the Mexican market for a total of Ps.2,160 million.

This offering was part of a Ps.3,000 million Program filed with the Comision Nacional Bancaria de Valores in Mexico.

The three issuances were as follows:

The first tranche, for a total of Ps.822.5 million and a term of approximately three years, pays interest of 28-day TIIE days plus 70 basis points and was issued at a price of 99.134591.

The second tranche, for a total of Ps.830.0 million and a term of approximately seven years, pays interest equivalent to 182-day CETES plus 139 basis points and was issued at par value.

The third tranche, for a total of Ps.507.5 million and a term of approximately five years, pays a fixed interest rate of 9.10% per annum.

The three tranches received a local credit rating of "mxAA" by Standard & Poor's, S.A. and "AA(mex)" by Fitch México, S.A. de C.V.

GISSA will use the proceeds of this offering to pre-pay U.S. dollar denominated long-term banking debt.

The transaction was Lead by Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, part of Grupo Financiero Banamex.

The Medium Term Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is neither an offer to sell or a solicitation to buy the Notes.

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$637 million for fiscal year 2003, and EBITDA of US$112 million, representing a margin of 18% percent. The Metal and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and

Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto Gonzàlez, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com